SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2007 MAR -6 A 11:2?

28 February 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07021542

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Notice of Preliminary Trading Statement'

SUPPL

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\D - SEC - Preliminary Trading Statement 28 February 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc – Preliminary Trading Statement

Severn Trent Plc (the "Company") will release a Preliminary Trading Statement for the year ended 31 March 2007 on 3 April 2007. This is a change to the previously advertised release date of 2 April 2007.

www.severntrent.com

END